Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND NINE-MONTH PERIODS ENDED AUGUST 31, 2024

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2024, compared to the three- and nine-month periods ended August 31, 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated October 8, 2024, was approved by our Audit Committee on October 9, 2024 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2024 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2023.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. EGRIFTA® and EGRIFTA SV® are registered trademarks of Theratechnologies and Trogarzo® is a registered trademark of TaiMed Biologics Inc. (“TaiMed”) under exclusive license to us for use in the United States of America and Canada.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management. In some cases, you can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify Forward-Looking Statements. Although we believe that the expectations reflected in these Forward-Looking Statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these Forward-Looking Statements. Forward-Looking Statements include, but

Theratechnologies Inc. 2015 Peel, 11th Floor Montreal, Quebec H3A 1T8

are not limited to, statements about: our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our 2024 revised financial guidance; the supply disruption of EGRIFTA SV®, the resumption of the manufacturing of a batch of EGRIFTA SV®, the timelines associated to the filing of a PAS (as defined below) with the FDA (as defined below), the review timelines of a PAS by the FDA, the resubmission with the FDA of the sBLA (as defined below) for the F8 Formulation (as defined below), the publication of results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer and the entering into of an agreement to out-license the rights to sudocetaxel zendusortide.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) we will meet our revised revenue and Adjusted EBITDA guidance; (ii) we will manage inventory to avoid or limit an EGRIFTA SV® shortage to patients in early 2025; (iii) sales of EGRIFTA SV® will not be impacted by the risk of drug shortage and will ramp up in 2025; (iv) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024; (v) our third-party manufacturer will complete its remediation measures by mid-October and all results from various tests required to resume manufacturing will allow such manufacturer to resume its activities to manufacture a batch of EGRIFTA SV® in the week of October 21, 2024; (vi) we will obtain from our manufacturer all of the necessary information to file a PAS within the timelines set forth herein; (vii) the FDA will have no comment on our PAS within the prescribed timelines and, if any, we will be able to answer those within such timelines; (viii) the batch of EGRIFTA SV® to be manufactured in October 2024 will meet specifications for market release; (ix) the resubmission with the FDA of the sBLA for the F8 Formulation will be done within the announced timelines and the FDA will approve such sBLA; (x) we will be in compliance with the terms and conditions of the Marathon Credit Agreement (as defined below); (xi) we will be able to generate positive results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer; (xii) we will be able to out-license the rights to sudocetaxel zendusortide; (xii) no event will occur that would prevent us from executing the objectives set forth in this MD&A; and (xiii) the Company will continue as a going concern.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, those related to or arising from: (i) a shortage of EGRIFTA SV® in mid-January 2025; (ii) decline in sales of EGRIFTA SV® in 2025; (iii) a delay by our third-party manufacturer to implement and/or complete its remediation measures to resume its manufacturing activities, including the manufacture of a batch of EGRIFTA SV® in October 2024; (iv) the new batch of EGRIFTA SV® not meeting the specifications for release to the market; (v) a delay in the filing by the Company of a PAS; (vi) the receipt by the Company of a “Refuse to File” letter from the FDA following the filing of its PAS or the issuance of information requests by the FDA during the review period of the PAS leading to a delay in releasing the newly manufactured batch of EGRIFTA SV®; (vi) a delay in submitting the sBLA for the F8 Formulation and/or the non-approval by the FDA of such sBLA; (vii) the Company’s

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

failure to meet the covenants, obligations and various undertakings contained in the Marathon Credit Agreement which could result in an event of default and causing the interest rate on its loan to increase by 300 basis points and giving right to Marathon (as defined below) to call back the loan and foreclose on the Company’s assets; (viii) our inability to out-license the rights to sudocetaxel zendusortide; and (ix) the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a lower than announced Adjusted EBITDA.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form in the form of a Form 20-F Annual Report dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for additional risks related to Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of “Adjusted EBITDA” is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

The calculation of the “Adjusted EBITDA” in this MD&A is different from the calculation of the adjusted EBITDA (the “Marathon Adjusted EBITDA”) under the credit agreement entered into with affiliates of Marathon in July 2022, as amended from time to time, (the “Marathon Credit Agreement”) for the purpose of complying with the covenants therein.

BUSINESS OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

Our business strategy is to grow revenues from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

with our expertise in drug development and our commercialization know-how, while tightly managing our expenses, in order to achieve a positive Adjusted EBITDA and positive net income.

OUR MEDICINES

We currently have two approved products: EGRIFTA SV® and Trogarzo® in the United States.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States and is indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is first administered through a 2000-mg loading dose and, subsequently, every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

On October 3, 2022, the FDA approved a 30-second intravenous (“IV”) push method of administration for Trogarzo® for the maintenance dose. In December 2023, the FDA approved the Company’s Labelling Prior Approval Supplement to include a 2000-mg IV push loading dose for Trogarzo®. IV push is a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation and is designed to make the administration of Trogarzo® easier and more convenient for people with HIV and their health care providers.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including innovative medicines in oncology and NASH. The Company’s research & development activities also works on extending the lifecycle of its approved medicines, EGRIFTA SV® and Trogarzo® in HIV.

Lifecycle Management of Tesamorelin in Lipodystrophy

F8 Formulation

On September 25, 2023, the Corporation announced the filing of a sBLA with the FDA seeking the approval of a new formulation of tesamorelin for use in lipodystrophy (the “F8 Formulation”). On January 23, 2024, the Company received a complete response letter

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

(“CRL”) from the FDA. The questions outlined in the CRL are largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk. The Company held a type A meeting with the FDA in March 2024 to further discuss the contents of the CRL and received important feedback on the file.

As of the date of this MD&A, Theratechnologies has completed all responses to the FDA’s questions, with the exception of the response related to the crimping process of the vials used for the F8 Formulation. The Company’s contract manufacturer will be manufacturing a batch of the F8 Formulation in October 2024. Assuming successful testing of the batch, the Company will be in a position to file the re-submission of the sBLA around the end of November 2024. The FDA has confirmed a four-month review of the re-submission.

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The Company plans to withdraw EGRIFTA SV® from the market if and when the F8 Formulation is approved by the FDA. The F8 Formulation can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

Sudocetaxel Zendusortide

Phase 1 Clinical Trial

After pausing the Phase 1 clinical trial in December 2022, we announced, on June 2, 2023, the FDA’s agreement to our amended Phase 1 clinical trial protocol for sudocetaxel zendusortide following the submission of such amended protocol. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The amended protocol includes a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer - a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended study is a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). Four more patients could be enrolled at the higher dose, for a total of up to 16 patients in Part 3 of the trial. The amended protocol also includes an option for a basket expansion stage that would comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

On February 15, 2024, the Company announced the completion of enrollment of the first six participants in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

with advanced ovarian cancer. Each patient received a dose of 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle. On March 21, 2024, we announced that we were moving to the next dose level in Part 3 of the Phase 1 clinical trial with the next 6 patients to receive a dose of 2.5 mg/kg. Study centers have now fully recruited for the second cohort of the study, with one patient remaining in the trial at the higher dose and evaluable for safety. We have had no reports of DLTs, including neuropathy and eye toxicities. We will release final data on Part 3 of the Phase 1 clinical trial once all patients have completed the trial.

For the fiscal year ended November 30, 2024 (“Fiscal 2024”), the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial and to other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses. In the nine-month period ended August 31, 2024, the Company spent $1,470,000 on the Phase 1 clinical trial, $1,444,000 on laboratory work and employee salaries, and $217,000 on pharmaceutical development and other external expenses.

On March 22, 2024, the Company announced that it would phase down its preclinical oncology research activities, while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of those research activities is aligned with the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income. As a result, for the nine-month period ended August 31, 2024, $486,000 was recorded in charges related to severance and other expenses. In addition, the Company recorded in the nine-month period ended August 31, 2024, $766,000 in accelerated depreciation on equipment in research and development expenses.

The Company is currently reaching out to pharmaceuticals companies to out-license the rights to sudocetaxel zendusortide and to its SORT1+ TechnologyTM platform.

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation followed up on the FDA’s recommendation and requested a meeting with the agency.

In July 2021, after completion of our discussions with both the FDA and the EMA, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Currently, we are not planning on initiating this trial, and as of Q3 2024, we have abandoned all efforts to seek a partner to conduct the Phase 2b/3 trial.

Recent Events:

Company Announced a Risk of a Temporary Supply Disruption for EGRIFTA SV® in Early 2025

On September 17, 2024, the Company announced a risk of a temporary supply disruption for EGRIFTA SV® in early 2025 caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility following an inspection by the FDA, as well as the FDA review timeline to resume distribution of the product. The Company has since implemented measures to carefully manage the inventory levels of EGRIFTA SV® to meet patient demand until mid-January 2025 and these measures will result in a revenue shortfall for EGRIFTA SV® in fiscal year 2024. See “Revised Fiscal 2024 Revenue and Adjusted EBITDA Guidance” below. The manufacturer is finalizing its remediation measures and has confirmed to the Company that it plans to resume activities by mid-October. Based on these timelines, a batch of EGRIFTA SV® is currently scheduled to be manufactured in the week of October 21, 2024.

USE OF PROCEEDS FROM RECENT FINANCINGS

January 2021 Offering

The following table shows the estimated use of proceeds of the unit offering completed in January 2021, compared with the actual use of proceeds as at August 31, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	$7.0	$11.6	$4.6
Commercial and marketing activities	$3.5	—	$(3.5)
Other	$1.5	$15.7	$14.2
Net Proceeds	$42.5	$30.1	$(12.4)

As at August 31, 2024, approximately $2,828,000 had been used in connection with the NASH Phase 3 clinical trial. The amount spent on this program to date allowed the Corporation to advance the negotiation of the trial design for the conduct of a Phase 2b/3 clinical trial. We are unable to assess the amounts required to finalize the Phase 2b/3 clinical trial with the FDA since we have voluntarily decided not to respond to the last questions received in February 2022 in order to address these with any potential partner we may find to optimize the design, if deemed relevant. The Corporation expects that the recruitment and dosing of the first 350 patients would cost approximately $50,000,000. Subject to the quality of the data obtained from the treatment of the first 350 patients, the Corporation estimates that an amount in excess of $100,000,000 will be necessary to complete the Phase 2b/3 and Phase 3 clinical trial. As previously stated, we are not planning on initiating this trial, and as of Q3 2024, we have abandoned all efforts to seek a partner to conduct the Phase 2b/3 trial.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

As at August 31, 2024, approximately $11,571,000 had been used in connection with research and development activities in oncology. For Fiscal 2024, the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial evaluating sudocetaxel zendusortide and for other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses.

In the third quarter ended August 31, 2024, the Company spent $493,000 on the Phase 1 clinical trial, $78,000 of on laboratory work and employee salaries, and $60,000 on pharmaceutical development and other external expenses.

Finally, the Corporation has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use were added to its working capital. The variance between the amount reserved and the amount used as at August 31, 2024, represents funds held in cash pending their planned allocation as costs are incurred.

October 2023 Offering

The following table shows the estimated use of proceeds of the unit offering completed in October 2023, compared with the actual use of proceeds as at August 31, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Funding of working capital	$19.1	-	$(19.1)
General and administrative expenses	$2.0	-	$(2.0)
Commercialization expenses	$2.0	-	$(2.0)
Net Proceeds	$23.1	-	$(23.1)

As at August 31, 2024, the Company has not used any of the proceeds from the October 2023 Offering.

The Company currently has an effective shelf registration statement with the Securities and Exchange Commission on Form F-3 as a result of its announcement made on December 21, 2023. However, as part of its filing, the Company has decided not to pursue the filing of its final short form base shelf prospectus with Canadian securities regulatory authorities. As previously disclosed, subject to obtaining all regulatory approvals, the shelf registration statement would allow the Company to offer in the United States up to an aggregate of $100,000,000 of common shares, preferred shares, subscription receipts, warrants, debt securities and units from time to time over a 25-month period.

REVISED FISCAL 2024 REVENUE AND ADJUSTED EBITDA GUIDANCE

Our anticipated Fiscal 2024 revenue guidance range is revised to between $83 and $85 million from $87 to $90 million. We hereby also increase Adjusted EBITDA guidance, a non-IFRS measure, to be between $17 and $19 million from $13 to $15 million for Fiscal 2024. This increase is supported by our continued focus on controlling expenses, as evidenced by the strong performance of the first three quarters of 2024. The revised revenue guidance takes into consideration the revenue shortfall due to the potential supply constraint of EGRIFTA SV® in late November and the year-to-date trend of Trogarzo® sales.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

THIRD QUARTER 2024 FINANCIAL RESULTS

Revenue Summary for the Third Quarter and First Nine Months of Fiscal 2024

(in thousands of U.S. dollars)

	Three months ended August 31		% change	Nine months ended August 31		% change
	2024	2023		2024	2023

EGRIFTA SV® net sales	16,687	13,183	26.6%	42,473	36,747	15.6%

Trogarzo® net sales	5,913	7,672	(22.9%)	18,391	21,565	(14.7%)

Revenue	22,600	20,855	8.4%	60,864	58,312	4.4%

Revenue

For the three- and nine-month periods ended August 31, 2024, consolidated revenue was $22,600,000 and $60,864,000, compared to $20,855,000 and $58,312,000 for the same periods ended August 31, 2023, representing a year-over-year increase of 8.4% for the third quarter and an increase of 4.2% for the first nine months of the fiscal year.

For the third quarter of Fiscal 2024, net sales of EGRIFTA SV® were $16,687,000 compared to $13,183,000 in the third quarter of fiscal 2023, representing an increase of 26.6% year-over-year. Stronger sales of EGRIFTA SV® in the third quarter of 2024 compared to the same period last year were mostly the result of strong unit demand for the product, combined with a higher net selling price than last year. Net sales for the nine-month period ended August 31, 2024 amounted to $42,473,000 compared to $36,747,000 in the same period in 2023, representing growth of 15.6%.

Trogarzo® net sales in the third quarter of Fiscal 2024 amounted to $5,913,000 compared to $7,672,000 for the same quarter of 2023, representing a decrease of 22.9% year-over-year. Lower sales of Trogarzo® were mostly the result of lower unit sales due to competitive pressures in the multidrug-resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment.

For the nine-month period ended August 31, 2024, Trogarzo® net sales were $18,391,000 compared to $21,565,000 in the same period in 2023.

Cost of Sales

For the three- and nine-month periods ended August 31, 2024, cost of sales was $4,521,000 and $14,352,000 compared to $4,967,000 and $14,569,000 for the same periods in fiscal 2023.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Cost of Sales

	Three months ended August 31				Nine months ended August 31
	2024		2023		2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue

EGRIFTA SV®	1,465	8.8%	1,059	8.0%	4,901	11.5%	3,285	8.9%

Trogarzo®	3,056	51.7%	3,908	50.9%	9,451	51.4%	11,284	52.3%

Total	4,521	20.0%	4,967	23.8%	14,352	23.6%	14,569	25.0%

For the nine-month period ended August 31, 2024, EGRIFTA SV® cost of sales was negatively affected by a $1,088,000 inventory provision ($170,000 in the comparable period of 2023) related to the manufacturing of a batch of F8 Formulation of tesamorelin, as the F8 Formulation has not yet been approved by the FDA for commercialization. No such provision was taken in the three-month period ended August 31, 2024. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2024, amounted to $2,612,000 and $11,089,000 compared to $5,396,000 and $25,141,000 in the comparable periods of Fiscal 2023. R&D expenses in the nine-month period ended August 31, 2024 include the accelerated depreciation ($766,000) in the second quarter of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities. R&D expenses in the three- and nine-month periods ended August 31, 2024 were also reduced by the recognition of Canadian federal non-refundable tax credits ($650,000).

R&D expenses

(in thousands of dollars)

	Three months ended August 31			Nine months ended August 31
	2024	2023	% change	2024	2023	% change

Oncology

Laboratory research and personnel	78	436	-82%	1,444*	1,424	1%

Pharmaceutical product development	60	67	-10%	217	4,410	-95%

Phase 1 clinical trial	493	204	142%	1,470	1,806	-19%

Medical projects and education	187	785	-76%	691	3,167	-78%

Salaries, benefits and expenses	1,201	2,142	-44%	3,815	7,263	-47%

Regulatory activities	367	366	-	1,174	1,164	-

Trogarzo® IM formulation	-	115	-100%	26	965	-97%

Tesamorelin formulation development	350	80	337%	1,402	1,201	17%

F8 human factor studies	5	534	-99%	12	1,147	-99%

Pen injector	-	-	-	-	234	-100%

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

European activities	53	117	-55%	105	456	-77%

Travel, consultants, patents, options, others	329	350	-6%	973	1,824	-47%

Restructuring costs	185	509	-64%	521	509	2%

Tax credits	(696)	(309)	125%	(761)	(429)	77%

Total	2,612	5,396	-52%	11,089	25,141	-56%

* Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program. We recorded no such provision in the nine-month period ended August 31, 2024.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Selling Expenses

Selling expenses decreased to $6,307,000 and $18,375,000 for the three- and nine-month periods ended August 31, 2024, compared to $6,728,000 and $20,021,000 for the same periods last year. The decrease in selling expenses in the three- and nine-month periods ended August 31, 2024, is due in large part to tighter expense control in commercialization activities. Spending in the third quarter of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $360,000 and $1,080,000 for the three- and nine-month periods ended August 31, 2024 compared to $675,000 and $2,153,000 in the same periods of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2024, amounted to $2,947,000 and $9,793,000 compared to $3,710,000 and $11,878,000 reported in the comparable periods of Fiscal 2023. The decrease in General and Administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023.

Adjusted EBITDA

Adjusted EBITDA was $7,239,000 for the third quarter of Fiscal 2024 and $12,451,000 for the nine-month period ended August 31, 2024, compared to $2,160,000 and $(7,872,000) for the same periods of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and nine-month periods ended August 31, 2024, were $2,366,000 and $6,674,000 compared to $674,000 and $7,557,000 for the comparable periods of Fiscal 2023. Net finance costs in the third quarter of Fiscal 2024 included interest of $2,295,000, versus $2,244,000 in the third quarter of Fiscal 2023. Net finance costs in the nine-month period ended August 31, 2024 included interest of $6,882,000 versus $5,902,000 in the nine-month period of Fiscal 2023. During the nine-month period ended on August 31, 2023, net finance costs were also impacted by the loss on Loan Facility modification of $2,650,000 related to the issuance of common share purchase warrants (the “Marathon Warrants”) issued in connection with the amendments to the credit agreement entered into with affiliates of Marathon Asset Management (the “Credit Agreement”).

Net finance costs for the three- and nine-month periods ended August 31, 2024, also included accretion expense of $366,000 and $1,122,000, compared to $500,000 and $1,642,000 for the comparable periods in 2023.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Income Taxes

During the three- and nine-month periods ended August 31, 2024, income tax expenses amounted to $756,000 and $984,000, versus $126,000 and $348,000 in the same period last year. The increase in the third quarter of 2024 over previous quarters is related to the higher net income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended August 31, 2024 ($650,000) against research and development expenses, which largely offsets the higher income tax expense.

Net Income (Loss)

As a result of stronger revenues and the tight management of expenses over the past year, net income for the third quarter ended August 31, 2024, amounted to $3,091,000 compared to a net loss of $746,000 in 2023. For the nine-month periods ended August 31, 2024 and 2023 the Company recorded net losses of $403,000 and $21,202,000, respectively.

Financial Position, Liquidity and Capital Resources

Liquidity and Going Concern

As part of the preparation of the Interim Consolidated Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.

For the nine-month period ended August 31, 2024, the Company generated a net loss of $403,000 (2023-net loss of $21,202,000) and had cash flows from operating activities of $2,606,000 (2023- negative $1,572,000). As at August 31, 2024, cash amounted to $34,690,000 and bonds and money market funds amounted to $4,169,000.

The Company’s Marathon Credit Agreement (as defined in Note 7 of the Interim Financial Statements) contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 7 of the Interim Financial Statements). As at August 31, 2024, the material covenants of the Marathon Credit Agreement include: (i) minimum liquidity of $17,500,000; and (ii) minimum Marathon Adjusted EBITDA targets over the most recently ended four fiscal quarters. A breach of a covenant provides the lender with the ability to demand immediate repayment of the Loan Facility (as defined in Note 7 of the Interim Financial Statements) and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Although the lender has previously waived or amended the agreement for breaches of covenants, there is no assurance that the lender will agree to waive or amend future covenant breaches, if any. The Company does not currently have other committed sources of financing available to it.

On September 17, 2024, the Company announced a risk of a temporary supply disruption for EGRIFTA SV® in early 2025 caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility following an inspection by the FDA, as well as the FDA review timeline to resume distribution of the product. The manufacturer is finalizing its remediation measures and has confirmed to the Company that it plans to resume activities by mid-October. Based on these timelines, a batch of EGRIFTA SV® is currently scheduled to be manufactured in the week of October 21, 2024. In order to resume distribution of EGRIFTA SV®, the Company was requested by the FDA to file a Prior Approval Supplement (“PAS”) describing the changes made by its manufacturer. The

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Company plans to file the PAS in early November 2024. A PAS is usually reviewed by the FDA within four months of receipt.

The Company’s ability to continue generating revenues through the sale of EGRIFTA SV® and to be able to meet the Marathon Adjusted EBITDA targets for a period of at least, but not limited to, 12 months from August 31, 2024, involves significant judgement and is dependent on the resumption of the manufacture and distribution of EGRIFTA SV® by the end of the first quarter of fiscal 2025, which is dependant on the release to the market of the new batch of EGRIFTA SV®. This also involves management of expenses to remain in compliance with the conditions of the Marathon Credit Agreement. The Company would need to obtain the support of the lender (including possible waivers and amendments, if necessary) in the event of a breach of the covenants in the Marathon Credit Agreement. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Interim Consolidated Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Consolidated Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Interim Consolidated Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the third quarter of Fiscal 2024 with $34,690,000 in cash, and $4,169,000 in bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended August 31, 2024, cash flow from operating activities before changes in operating assets and liabilities improved to $4,060,000, compared to a cash usage of $1,270,000 in the comparable period of Fiscal 2023, or an improvement of $5,330,000.

In the third quarter of Fiscal 2024, changes in operating assets and liabilities had a positive impact on cash flow of $544,000 (2023-positive impact of $6,599,000). These changes included positive impacts from lower accounts receivable ($2,539,000) and from a decrease in prepaid expenses and deposits ($511,000), and also include a negative impact from lower accounts payable ($2,329,000) and higher inventories ($455,000).

During the third quarter of Fiscal 2024, cash flows from financing activities used $1,868,000 in cash, mostly related to the payment of the first of 36 monthly payments ($1,683,000) related to the amortization of the Marathon loan, while investing activities generated $779,000 from the sale bonds and money market funds. During the nine-month

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

period ended August 31, 2024, investing activities also include cash used for the payment of the second milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000).

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2024			2023				2022

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	22,600	22,017	16,247	23,452	20,855	17,549	19,908	21,421

Operating expenses

Cost of sales

Cost of goods sold	4,521	4,547	5,284	5,066	4,967	4,909	4,693	5,909

R&D	2,612	4,725	3,752	5,229	5,396	10,389	9,356	9,455

Selling	6,307	6,367	5,701	6,748	6,728	6,479	6,814	7,809

General and administrative	2,947	3,090	3,756	3,739	3,710	3,716	4,452	3,956

Total operating expenses	16,387	18,729	18,493	20,782	20,801	25,493	25,315	27,129

Net finance costs	(2,366)	(2,183)	(2,125)	(5,005)	(674)	(1,943)	(4,940)	(2,078)

Income tax expense	(756)	(118)	(110)	(73)	(126)	(126)	(96)	(143)

Net income (loss)	3,091	987	(4,481)	(2,408)	(746)	(10,013)	(10,443)	(7,929)

Basic and diluted loss per share[1]	0.06	0.02	(0.10)	(0.08)	(0.03)	(0.10)	(0.11)	(0.09)

1 Amount from Q4 2022 to Q2 2023 have been restated to reflect the 1 for 4 share consolidation completed on July 31, 2023.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

The increase in cost of goods sold in Q2 2023 was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 Formulation.

The increase in R&D expenses in Q2 2023 was due to a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program.

The increase in selling expenses in Q2 2023 was related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory.

Changes in Accounting Standards

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2023 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing the Interim Consolidated Financial Statements. Refer to Note 1 of the annual consolidated financial statements as at November 30, 2023 for a description of those standards.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

●

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories.

●	Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operation cash flows under the indirect method.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures requires for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as others.

Outstanding Share Data

As of October 8, 2024, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 2,011,406 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Contractual Obligations

There was no material change in contractual obligations during the three- and nine-month periods ended August 31, 2024.

Economic and Industry Factors

In the three months ended August 31, 2024, there were no material economic and industry factors affecting our business.

Internal Control

There was no change in the Company’s internal control over financial reporting, or (“ICFR”), that occurred during the period beginning on June 1, 2024, and ending on August 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended August 31		Nine-month periods ended August 31

	2024	2023	2024	2023

Net income (loss)	3,091	(746)	(403)	(21,202)

Add :

Depreciation and amortization[1]	489	868	2,268	2,739

Net Finance costs[2]	2,366	674	6,674	7,557

Income tax expense	756	126	984	348

Share-based compensation	387	519	1,354	1,797

Inventory provision[3]	-	-	1,088	170

Restructuring costs	150	719	486	719

Adjusted EBITDA	7,239	2,160	12,451	(7,872)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 Formulation.

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Theratechnologies Inc. 2015 Peel Street, 11th Floor Montreal, Québec H3A 1T8